August 29, 2005
Zip+4 Code:  20549-3561

Via Fax & U.S. Mail

Mr. C.K. Chow
Chief Executive Officer
MTR Corporation Limited
MTR Tower
Telford Plaza
Kowloon Bay
Hong Kong

RE:	MTR Corporation Limited (the "Company")
	Form 20-F for the Fiscal Year Ended December 31, 2004
	Filed June 17, 2005
	File No. 333-1904

Dear Mr. Chow:

      We have reviewed your filing that is referenced above. We have limited our review to your financial statements and related disclosures, and we have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 20-F for the Year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Project Provisions, page 59

1. We note that under HK GAAP, your company establishes project provisions for the settlement of estimated claims that may arise under various contracts due to time delays, additional costs, or other unforeseen contingencies common to major construction projects. Upon the completion of a project, such provisions are capitalized as a part of the project`s assets. Please tell us how you account for these provisions for U.S. GAAP purposes and explain why you believe the treatment used is appropriate. Also, tell us the amount of provision that was recorded during each year presented in your financial statements.

Liquidity and Capital Resources

Liquidity, page 70

2. We note that your table of contractual obligations appears to exclude certain payment obligations related to leases. For example, your table does not appear to include your company`s payment obligations related to the land which is leased from the government until June 29, 2050, upon which your railway stations, depots, other civil works, plant and other equipment are situated. Please revise your table of contractual obligations to include all material lease obligations of your company or explain why you do not believe this is required.

Item 8. Financial Information

Legal Proceedings, page 90

3. We note per your critical accounting policy regarding project provisions on page 59 of your document that your company establishes project provisions for the settlement of estimated claims that may arise under various contracts due to time delays, additional costs, or other unforeseen contingencies common to major construction projects.
Your company then capitalizes the project provisions as part of the constructed assets upon completion of the project. If you have accrued provisions as a result of the disputes arising from essential infrastructure works carried out on behalf of your company by the Highways Department and Territories Development Department of the Government for the construction of the Tung Chung Line and Airport Express Line, please tell us, for U.S. GAAP purposes, whether such provisions have been recognized as a part of the asset costs of such projects, or expensed as a charge to income, and explain why you believe the treatment used was appropriate. We may have further comment upon receipt of your response.

(G) Depreciation, page F-10
(D) Depreciation of Certain Fixed Assets, page F-72

4. We note per your discussion of the company`s depreciable lives that your company depreciates certain fixed asset classifications over a period of 80 to 100 years (e.g. tunnel linings, underground civil structures, depot structures, station building structures, etc.) under
Hong Kong GAAP. We note, however, that similar fixed assets held by other companies in your industry generally are not depreciated over a period that is greater than 40- 50 years for U.S. GAAP purposes. As this appears to be a difference in accounting between Hong Kong GAAP and U.S. GAAP, please expand your discussion in the "Depreciation of
Certain Fixed Assets" section of Footnote 47 to your financial statements to discuss this difference and disclose the impact of this difference in accounting in your reconciliations of net income and stockholders` equity under Hong Kong GAAP to U.S. GAAP. Alternatively, please explain why you believe your depreciation policies are appropriate under U.S. GAAP.

5. We note per your disclosures in Note 16 that the initial cost of rails is not depreciated under Hong Kong GAAP. As it is industry practice under U.S. GAAP to depreciate the capitalized costs for rails, please discuss in your reconciliation footnote this difference in accounting between U.S. GAAP and Hong Kong GAAP and disclose the impact of this difference on net income and stockholders` equity in your reconciliations. If you believe that the reconciliation of this difference is not necessary, please tell us why.

4 Operating Expenses before Depreciation, page F-21

6. We note that in 2003, your company`s general and administrative expenses and other expenses included a write-off of HK$69 million of the deficit on revaluation of self-occupied office, land and buildings. We also note that in 2004 your company`s general and administrative expenses and other expenses included a HK$69 million write-back of the charge taken in 2003, based upon the asset revaluation performed in 2004. U.S. GAAP does not permit the annual revaluation of self-occupied office, land and buildings based upon their open market value. However, it is unclear whether your reconciliations of net income and stockholders` equity based upon Hong
Kong GAAP to net income under U.S. GAAP includes the reversal of the income statement impact of adjusting your self-occupied land and buildings based upon the revaluations conducted under Hong Kong GAAP.
Please tell us if the appropriate reconciling items have been recorded, the line item in your reconciliation where the adjustments have been recorded, and the amount for which each reconciling item was recorded.

14 Fixed Assets, page F-31

7. We note per review of your fixed asset footnote and your depreciation policy that you have capitalized leasehold land in your financial statements prepared in accordance with Hong Kong GAAP. Please tell us whether these amounts are also capitalized for U.S. GAAP purposes. If so, tell us the relevant U.S. GAAP accounting literature that supports your capitalization of these costs.

8. Also, we note that the reconciliation of your financial statements from Hong Kong GAAP to U.S. GAAP includes a reduction to fixed assets for costs that are permitted to be capitalized under Hong Kong GAAP, but are not allowed to be capitalized for U.S. GAAP purposes. However, the nature of the capitalized costs that have been excluded from the balance sheet for U.S. GAAP purposes is unclear. Please tell us in further detail the nature of the costs that are not being capitalized for U.S. GAAP purposes.

9. In addition, we note per your disclosures in Footnote 1G that you depreciate leasehold land under Hong Kong GAAP. Please tell us whether these assets are also depreciated for U.S. GAAP purposes.
If
so, explain why you believe this treatment is appropriate.

10. We note per your fixed asset policy on page F-7 of your document that investment properties with an unexpired lease term of more than
20 years are stated in the balance sheet at open market value, as determined annually by independent, professionally qualified appraisers. Based upon Footnote 14 to your financial statements, these investment properties appear to consist of properties that are under both long-term leases and medium-term leases.

Note that under U.S. GAAP, properties with an unexpired lease term of more than 20 years do not automatically qualify for capitalization in the balance sheet. Please tell us whether your company has evaluated the leases underlying your investment properties to determine whether such properties should be capitalized for U.S. GAAP purposes, or more specifically in accordance with SFAS No. 13. As your investment properties consist of leased properties, please also tell us your basis for determining the historical cost at which you record the properties in your balance sheet. We may have further comment pending your response.

14 Fixed Assets

F Fixed assets include....which are treated as financing leases, page
F-33

11. We note per the disclosure in Note 14F that civil works associated with the Eastern Harbour Crossing are held under agreements that are treated as financing leases for Hong Kong GAAP purposes. Please tell us whether these arrangements are also accounted for as financing leases for US GAAP purposes. If so, please explain in detail why you believe the treatment used is appropriate and in accordance with the guidance in SFAS No.13. If not, please explain how this difference in accounting has been reflected in the reconciliations of net income and stockholders` equity under Hong Kong GAAP to that under US GAAP.

H  In March 2003, the Group entered....., page F-34

12. We note from the disclosure on page F-34 that your company has entered a series of transactions with third parties through which it has leased out and leased back certain of its passenger cars. Please tell us the nature and the business purpose of these transactions. In order to further our understanding of the transactions, please include the following information within your response:
* The company`s business purpose for leasing out the passenger cars, if the company`s intentions were to lease the passenger cars back from the same party.
* To the extent known, the institutional investors reasoning for leasing passenger cars from the company, which they have no intent of using.
* The period over which the company has agreed to lease out and lease back the passenger cars.
* The reason the company retains legal title to the assets, and there are no restrictions on the company`s ability to utilize the assets in the operation of railway.
* The accounting treatment used for these transactions for U.S. GAAP purposes and the relevant U.S. GAAP accounting literature applied to these transactions. Also, if differences in accounting exist between
Hong Kong and U.S. GAAP, explain how they are reflected in the reconciliations in Note 47.
      We may have further comment upon receipt of your response.

40 Interests in Jointly Controlled Operations, page F-62

13. We note from the disclosures provided in Note 40 that the Company has a number of jointly controlled property development projects at
December 31, 2004. Please tell us how you account for your investments in these jointly controlled projects in the Company`s financial statements for US GAAP purposes and explain why you believe the treatment used is appropriate. Additionally, to the extent that the accounting used for US GAAP purposes differs from that used under
Hong Kong GAAP, explain how this difference has been reflected in the reconciliations of net income and stockholders` equity under Hong Kong
GAAP to that under US GAAP included in Note 47 to the Company`s financial statements.

47 Summary of Differences Between Hong Kong and United States GAAP

A Revenue Recognition on Property Developments, page F-71

14. We note from the disclosure in Note 16B that the Company received the shell of a retail center at Union Square, Kowloon Station and its car parking spaces as sharing in kind during 2004, valued at HK$ 2,100. We also note from the disclosure in Note 16B that the Company recognized HK$1,008 as profit in connection with the receipt of this structure under Hong Kong GAAP. While we note from the disclosure provided in Note 47A that the Company accounts for its revenues in property developments using the percentage of completion method for US
GAAP purposes, we are unclear as to how the company values and accounts for the receipt of properties as "sharing in kind" for US GAAP purposes. Please explain in detail how you value and account for the receipt of properties such as this for US GAAP purposes and explain how any difference in accounting between Hong Kong and US GAAP has been reflected in the reconciliations of net income and stockholders equity included in Note 47. We may have further comment upon receipt of your response.

B Telford Headquarters Redevelopment, page F-71

15. Please tell us in further detail the significant terms of the joint venture agreement with a property developer to redevelop the headquarters building. As part of your response, please explain the nature of the shopping center assets received in this transaction and explain how these assets were valued and accounted for under US GAAP.
Your response should also indicate the amount of cash received in this transaction. In addition, please explain in further detail, why you believe it is appropriate to account for the arrangement at historical cost for US GAAP purposes, with no gain or loss recognized. Your response should clearly explain the relevant US GAAP technical accounting literature applied in accounting for this transaction. We may have further comment upon receipt of your response.

16. In addition, please revise the disclosures provided in Note 47B to indicate the impact of this difference in accounting on your reconciliations of net income and stockholders` equity under Hong Kong
GAAP to that under US GAAP, and indicate the period or periods in which the differences in accounting treatment occurred.

D Depreciation of Certain Fixed Assets, page F-72

17. Please revise Note 47D to provide separate disclosure of the impact of each of the matters described in this footnote on the reconciliations of net income and stockholders` equity under Hong
Kong
GAAP to that under US GAAP for each period presented.

K Derivative Instruments, page F-74

18. Please tell us and disclose in Note 47K the facts or circumstances that resulted in the differences in net income between Hong Kong and
US GAAP resulting from the difference in accounting for derivative financial instruments between Hong Kong and US GAAP. We do not believe the disclosures currently provided in your footnote adequately explain the facts or circumstances responsible for the differences in net income.

Q Reconciliation of Net Income to US GAAP, page F-76

19. Please tell us and explain in Note 47Q how the tax affect of the adjustments to US GAAP was calculated or determined.

R Reconciliation of Shareholders` Equity to US GAAP

Other, page F-76

20. Supplementally provide us with statements of shareholders` equity, prepared in accordance with US GAAP, for the years ended December 31,
2003 and 2004, as a proof that your reconciliations of Hong Kong to US
GAAP balance, and that all material reconciling items have been reflected in the reconciliations in accordance with the requirements of Item 17 of Form 20-F. Note that we would not object to the inclusion of these statements in the notes to your financial statements in any future filings.

S Statement of Cash Flows, page F-77

21. We believe the disclosures provided in Note 47S to satisfy the requirements of Item 17(c) (iii) of Form 20-F are overly general in nature and require revision. Your current disclosure provides only an analysis of cash flow from operating, investing and financing activities as determined in accordance with US GAAP and includes very little discussion of the differences in presentation and classification between Hong Kong and US GAAP. Please revise to include either a statement of cash flows prepared in accordance with
US GAAP that complies with the requirements of SFAS No. 95 or a statement of cash flows prepared in accordance with IAS No. 7. Alternatively, please revise this footnote to include a quantified description of all material differences between cash or funds flows in the cash flow statement presented on page F-5 and that prepared in accordance with US GAAP.

22. As part of your revised disclosures, please clarify in Note
47S
that bank overdrafts are not included in cash and cash equivalents for
US GAAP purposes but rather in cash flows from financing activities.
Although we note that bank overdrafts are not included in the US GAAP amounts of cash and cash equivalents, we believe this difference in treatment, as well as any others, should be stated in your revised disclosures.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeffrey Sears at (202) 551-3302 or the undersigned at (202) 551-3813 if you have questions regarding our comments on the financial statements and related matters.

      Sincerely,


      					Linda Cvrkel
								Branch Chief

Via facsimile:	Mr. Lincoln K.K. Leong
		+011 852-2993-3376
Mr. C.K. Chow
MTR Corporation Limited
August 29, 2005
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